NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	February 14, 2019

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC.
ASSOCIATION OF AMERICAN RAILROADS APPROVES VACUUM RELIEF VALVE

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”) (TSX: KLS; NYSE American: KIQ) reports that the Company’s new vacuum relief valve (“VRV”) has successfully completed the required two-year field service trial and the Association of American Railroads (“AAR”) has approved the VRV for full commercial use. During the past two years of service trial customers have shown strong support and expressed bona fide interest in adopting the Company’s VRV along with their current demand for Kelso’s pressure relief valves. Shipping of the VRV to customers can commence within two weeks of a customer’s order.

The primary function of the VRV is to prevent a tank car from rupturing during loading operations or imploding while pumping its commodity load out of the tank. Without a controlled opening for breathing a tank can also rupture or implode due to severe thermal changes.

Common problems with similar VRV’s in the market today include the VRV’s short service life and the other VRV’s are typically viewed by customers as a “throwaway” item. Similar VRV’s suffer from problems associated with casting production techniques and the VRV’s helical springs get exposed to vapors when venting. Due to suspect quality many other VRV’s seldom get re-certified for continued use and users are faced with the unreliable structural integrity associated with using castings.

Kelso’s design and engineering goals are that all service equipment must be developed with emphasis on economical and operational advantages to the Company’s customers, while mitigating the impact of human error and environmental release during operations. Kelso’s VRV offers the dependability of the Company’s patented constant force spring technology. The Company’s VRV is fabricated and does not use casting methods allowing for re-certification for continued use. As well, Kelso’s VRV is an all stainless-steel product with a seal welded stem, closed spring housing and oversized seal, the design provides a baffle to protect from unwanted debris from operational environments.

James R. Bond CEO of the Company comments “A dedicated team of employees and customers have brought the VRV to the milestone of full AAR approval. Kelso’s VRV combined with the Company’s PRV provides a high-performance pressure management system for tank cars that can provide much needed reliability and operational advantages to Kelso’s customers. The VRV is expected to add an additional US$1,000 revenue per tank car. Kelso expects that it can look forward to additional revenue streams from VRV sales and improved financial performance as a result in future periods.”

About Kelso Technologies

Kelso is an engineering development company that specializes in the development, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a developer and reliable supplier of unique high-performance rail tank car equipment for the handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are developed with emphasis on economic and operational advantages to customers while mitigating the impact of human error and environmental release. The Company develops and offers specialized rail tank car equipment, truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and suspension systems for motor vehicles being used in rugged outback terrains.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our VRV combined with our PRV provides a high-performance pressure management system for tank cars that can provide much needed reliability and operational advantages to our customers; the VRV is expected to add an additional US$1,000 revenue per tank car; and that Kelso expects that it can look forward to additional revenue streams from VRV sales with improved financial performance as a result in future periods. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com